UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

HYLETE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10736

California	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

564 Stevens Avenue Solana Beach, CA (Address of principal executive offices)	92075 (Zip Code)

(858) 225-8998
Registrant’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “HYLETE,” “we,” “us,” “our” or “the company” refers to HYLETE, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

HYLETE, Inc. is engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We are a California corporation, formed on January 13, 2015, and our address is 560 Stevens Avenue, Solana Beach, CA 92075. Our website is www.hylete.com. The company was initially founded in 2012 as a limited liability company.

Products

Our apparel products include a full line of apparel and accessories for men and women, including items such as shorts, pants, tops and jackets designed for functional fitness and other athletic pursuits. We also produce gear that includes a growing bag and backpack line, socks and other accessories. We began shipping footwear in February 2018. Our product team designs products with proprietary fabrics and/or innovative features that we believe differentiate us from our competition.

We utilize a community-based approach to building awareness of our brand. We currently have over 10,000 passionate ambassadors and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers.

Our best selling product category is men’s shorts, which represents about 30% of our total revenue. Other top selling categories include graphic tees (15-20%), performance tops (10-15%), bags and backpacks (8-10%), pants (10-12%) and jackets (3-5%).

Design Process

Our product team designs products with proprietary fabrics and innovative features that we believe differentiate us from the competition. Our products are designed at our headquarters in Solana Beach, California. We use both employees and outside consultants in our initial design process. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high quality expectations. Once we have an acceptable sample, we place an order with the supplier. Depending on the type of product, where it is manufactured, and how it is shipped, the production timeline can take anywhere from 6 weeks to several months before the final product is delivered to the warehouse and made available for sale.

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Suppliers

We source our products from suppliers located in the United States, Canada, Mexico and various countries in the Asia Pacific region. Some of our supplier relationships have existed since the company was first founded, and our three largest suppliers currently account for an estimated 50% of our total cost of goods sold. However, as we continue to expand our offering with new styles, fabrics, and product categories, we will also continue to diversify our supplier base. We do not have any contracts with our suppliers and rely instead on purchase orders.

Shipping

Our products are shipped from our suppliers to our third party logistics partner (“3PL”), which handles our warehousing, fulfillment, outbound shipping and returns processing. By outsourcing our logistics operations, we are able to focus on our core business, lower our capital commitment to fixed assets, maintain a variable cost structure, and save money with lower shipping rates. Our 3PL is located in Los Angeles County, California.

Marketing

We utilize a community-based approach to building awareness of our brand. We currently have over 10,000 passionate ambassadors and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers. Our products are sold direct to consumer through our website (www.hylete.com). Approximately 10% of our revenue is derived from other channels, such as third-party e-commerce sites and distributors.

We use a broad set of tools to help us acquire and retain customers. They include, but are not limited to, digital advertising through social media, influencer marketing, direct mail, strategic partnerships and referral programs. We track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression, cost per click, and others.

HYLETE Project

In response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project in 2016. We share items that we are developing with our community at www.hylete.com/project to solicit feedback and funding. Customers receive a discount on the proposed retail price of the item under development when they back a new product by paying the proposed discounted price. If we receive sufficient orders to produce the item, we produce it and ship to customers. If there is insufficient demand, we issue refunds to customers. We have launched over 30 different new product styles on HYLETE Project and only 3 styles did not go into production. The initiative has helped us to gain insight into the most preferred colors, thereby enabling us to better manage our inventory.

Market

Consumers in the U.S. spend $97 billion each year on athletic apparel and footwear. E-commerce has far outpaced retail growth in the United States, with online sales expected to exceed $500 billion in the next five years, increasing by an average rate of over 9% per year.

As a digitally native brand selling fitness based products, we exist at the intersection of these two market trends. Our target market includes men and women of all ages who live a fitness-based lifestyle, and who are comfortable with purchasing apparel online. Our research shows that our average customer is age 25 to 44, upper income, married with children, owns a home, and is most interested in fitness, running and nutrition.

Competition

We compete with other major athletic apparel brands such as Nike and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for lower prices than our competing brands. Our value proposition, combined with our strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

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Employees

Currently, we have 18 full-time employees and 1 part-time employee working primarily out of our headquarters in Solana Beach, California.

Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold a patent on our waist tightening system and have two patents pending. Our trademark application for our original HYLETE icon has been opposed. See the section below titled “Litigation.” We have submitted a trademark application for our current HYLETE icon. We still have some legacy products that carry the original logo, which we continue to sell.

Litigation

From time to time, the company is involved in a variety of legal matters that arise in the normal course of business.

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board (“TTAB”) determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. The company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to the company’s brief. The company anticipates a ruling on this matter in 2018.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. The company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all of our litigation costs.

The company’s motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December of 2018, unless the case is resolved through motions or settlement prior to such time. As of the date of this report, discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the amount of any potential loss. Accordingly, no liability has been recorded related to this case.

Property

HYLETE currently leases its premises and owns no significant plant or equipment. The company’s nearly 4,300 square foot facility in Solana Beach, California serves as its headquarters.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

Overview

The company is engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear. It primarily distributes its products via its website, www.hylete.com, and through third-party e-commerce retailers (“marketplace channel”) and other businesses that order in bulk or with corporate branding added to the company’s products (“B2B channel”).

The company’s net sales reflect sales revenues, net of discounts, and revenues for shipping, offset by sales returns and allowances. The company recognizes shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Cost of sales consists primarily of inventory and warranty costs. Operating expenses largely consist of general and administrative expenses, which include compensation costs, selling and marketing expenses and shipping and distribution costs.

Results of operations

Year ended December 31, 2017 Compared to Year ended December 31, 2016

Net sales for 2017 were $8,773,025, an increase of 26.7%, from net sales of $6,924,728 in 2016. The increase was due to both new customer growth and an increase in repeat purchase rates from existing customers on www.hylete.com. The company expanded its product offering in 2017, offering many new styles of men’s and women’s apparel and bags, and increased its advertising spending significantly, both of which helped fuel revenue growth. Online sales represented the company’s largest growth channel, increasing by 31.2% from sales of $5,947,662 in 2016 to $7,803,907 in 2017. The marketplace channel sales decreased 29.3% from $638,032 in 2016 to $450,952 in 2017 as the company limited its available product offering to these outlets. The B2B channel, which excludes marketplace orders, increased by 63.9% from $339,034 in 2016 sales to $555,735 in 2017 as the company experienced increased demand for adding corporate branding to its products.

Cost of sales for 2017 was $4,065,845, an increase of $810,248, or 24.9%, from cost of sales of $3,255,597 in 2016. Cost of sales as a percentage of net sales yielded a gross margin of 53.7% versus a gross margin of 53.0% in 2016. The company closely monitors average selling prices and manufacturing costs as they relate to other comparable product prices in the market and strives to achieve a gross margin greater than 50.0%.

Selling and marketing expenses grew to $2,862,657 at December 31, 2017 from $2,031,782 at the same date in 2016, an increase of 40.9%. Selling and marketing expenses increased by 3.3% in 2017 to 32.6% of net sales versus 29.3% of net sales in 2016. The increased expense was due to additional expenditures to garner new customers and to reengage existing customers. We continue to track our marketing spend closely, and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources.

General and administrative expenses were $2,447,146 in 2017, which represented 27.9% of net sales versus 2016 general and administrative expenses of $1,872,238, which represented 27.0% of net sales. The increase in general and administrative expense were the result of higher payroll cost as the company increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense.

Shipping and distribution costs in 2017 were $1,236,572, which represented 14.1% of net sales versus 2016 shipping and distribution costs of $1,107,462 that represented 16.0% of net sales. The decrease in the shipping and distribution costs on a percentage basis was attributed to switching the company’s flat rate shipping options that it offers to its customers to less expensive options.

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Interest expense increased from $584,818 in 2016 to $1,393,777 in 2017 as the company increased its indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing the company incurred a net loss of $3,232,973 in 2017, compared to a net loss of $2,093,801 in 2016.

Liquidity and Capital Resources

As of December 31, 2017, the company’s cash on hand was $616,262. The company is generating operating losses and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Issuances of Equity and Convertible Notes

Since inception, the company has funded operations through the issuance of equity securities and convertible notes. Between 2013 and 2016, the company issued convertible promissory notes and inventory financing notes for total proceeds of $1,400,000. The principal and accrued interest on these notes were converted into shares of Series A, Series A-1 and Series A-2 Preferred Stock.

In 2014 and 2015, the company issued $1,500,000 in Series A-1 Preferred Stock and $1,500,000 in Series A-2 Preferred Stock, respectively, to accredited investors. In May 2017, the company completed an offering under Regulation Crowdfunding of 1,000,000 shares of its Class B Common Stock for gross proceeds of $1,000,000.

On October 20, 2017, the company launched an offering of its Class B Common Stock in reliance on Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) in which it seeks to raise up to $6,250,000 (the “Regulation A Offering”). It is offering up to 5 million shares of its Class B Common Stock at a price of $1.25 per share, representing a pre-money valuation of $33,000,000. Pre-money valuation is the valuation of the company prior to investments in the Regulation A Offering. The company has set the value of the shares and resulting pre-money valuation in its sole discretion. The company has typically set the pre-money valuation of its equity offerings at an amount within the range of 3 to 5 times the trailing twelve months of its net sales.

The company plans to use the net proceeds of the Regulation A Offering for general working capital, product development and marketing. If the company raises more than $2 million in the Regulation A Offering, it will use a portion of the net proceeds to repay its existing debt. See “—Indebtedness” below. The Regulation A Offering will terminate on June 15, 2018, unless extended by the company in its sole discretion. At December 31, 2017, the company raised $371,303 in net proceeds in the Regulation A Offering. Since that date, the company has received an additional $683,987 in net proceeds from the Regulation A Offering.

Indebtedness

In 2016, the company entered into a senior debt facility with Black Oak Capital Management (“Black Oak”) in the principal amount of $3.15 million. The note bears interest at 12.5% per year, paid monthly in arrears, with the balance due at maturity on July 30, 2019. It is secured by all of the company’s assets. In connection with the senior debt facility, the company issued to Black Oak a warrant for the purchase of 1,249,500 shares of its Series A-2 Preferred Stock. In July 2017, the company and Black Oak amended the facility to increase the available principal amount by $1 million to $4.15 million and the company issued to Black Oak a warrant for the purchase of an additional 216,779 shares of its Series A-2 Preferred Stock. The interest rate, warrant coverage and all other key terms remained the same. However, the company has agreed that in the event the company receives gross proceeds in excess of $2 million in the Regulation A Offering, it will be required to use 33% of the proceeds in excess of that amount to repay a portion of the loans. See “Use of Proceeds” and “--Issuances of Equity and Convertible Notes” above. At December 31, 2017, $3,675,000 was outstanding under the facility. In March 2018, the company and Black Oak amended the facility to increase the available principal amount by $500,000 to $4,275,000 and drew down the remaining available funds. In connection with this amendment, the company agreed to issue to Black Oak warrants for the purchase of shares of its Series A-2 Preferred Stock representing 0.79365% of the capital stock of the company on a fully-diluted basis.

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The company also has an outstanding note to a party related to one of its directors, Kevin Park, in the principal amount of $200,000. The note bears cash interest at 1.5% per month, paid monthly, with the balance due and payable on December 31, 2018. In April 2018, the company issued a bridge note in the principal amount of $100,000 to its CEO. The note bears cash interest at 1.5% per month, paid monthly with the balance due and payable on April 5, 2020.

The company currently has no material commitments for capital expenditures.

Trend Information

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral such as catalogs, and the creation of a new points based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

Revenue Projections

A big part of our growth in 2017 was favorable adoption of our new lifestyle products for men, as well as the success of our latest performance products for women. Our first crowdfunding in early 2017 was significant, as this was the first time that everyday people (not just accredited investors) were able to invest in HYLETE. Over 90% of our investors in that offering were current HYLETE customers. The pre-money valuation of that round was $25.0 million. See “Liquidity and Capital Resources -- Issuances of Equity and Convertible Notes.”

We originally planned on launching our first footwear shipments in the fourth quarter of 2017, but due to longer testing periods and some unexpected delays in production times, we ultimately were not able to ship any footwear in 2017, which substantially impacted our revenue targets that we had projected at $10 million. We were able to ship our first footwear in February 2018 after preselling approximately 2,700 pairs from July of 2017 through mid-February of 2018. We anticipate footwear to be a significant revenue contributor in 2018.

The success of 2018 is also dependent upon raising a total of approximately $5.0 million of financing via a combination of the Regulation A Offering, an offering of debt securities under Regulation A, and the drawing down on the increased Black Oak debt facility. The company has filed an offering statement with the Securities and Exchange Commission in connection with the debt offering and has completed the $500,000 additional funding with Black Oak.

As of the date of this report, we have obtained approximately $1.75 million in aggregate financing. Assuming we raise or exceed our aggregate funding goal prior to the fourth quarter of 2018 and invest the net proceeds from the equity and debt offerings as set forth in the offering circulars for the Regulation A Offering and the Regulation A debt offering, we anticipate achieving net sales of approximately $12.5 million in 2018.

The company intends to move ahead aggressively to seek a liquidity option for its shareholders. This may involve an OTC quotation or an exchange listing. The company is evaluating potential syndicates for an eventual listing. If that proves to be an option, the company would aim to make the appropriate filings in late 2018 or early 2019.

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Item 3. Directors and Officers

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Ronald Wilson	Co-founder, CEO	49	Appointed to indefinite term of office March 26, 2012
Matthew Paulson	Co-founder	40	Appointed to indefinite term of office March 26, 2012
Directors
Ronald Wilson	CEO Director	49	Appointed to indefinite term March 26, 2012
Matthew Paulson	Common Director	40	Appointed to indefinite term March 26, 2012
James Caccavo	Series A Preferred Director	55	Appointed to indefinite term December 10, 2013
Kevin Park	Preferred Director	39	Appointed to indefinite term February 10, 2014
Darren Yager	Independent Director	51	Appointed to indefinite term January 15, 2018
Board Advisor
Courtney Reum	Board Advisor	39	Appointed to indefinite term January 15, 2018

Ron Wilson, Co-founder, CEO and Director

Ron co-founded the company and has been CEO since 2012. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine’s 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association “Top 25 Leaders in Sporting Goods”. He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Matt Paulson, Co-founder, Director

Matt co-founded the company with Ron in 2012 and is responsible for sales and business development. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

James Caccavo, Director

Jim has served as Managing Partner for Steelpoint Capital Partners, a San Diego based private equity firm, since 2003. He currently serves on the Board of Directors at SKLZ (2013-present), Greatcall (2007-present) and HookIt (2008-present).

Kevin Park, Director

Kevin has served as CFO/COO of Perverse Sunglasses since 2015, CEO for SimplePitch Ventures since 2011, and Advisor at TBG Equity since 2012.

Darren Yager, Director

Darren is COO of Express Locations, LLC, a premium retailer for T-Mobile USA that he co-founded in 2005. Prior to Express Locations, Darren was Executive Director of Sales for Western Wireless.

Courtney Reum, Board Advisor

Courtney was the co-founder and CEO of VeeV Spirits from 2007-2016, and co-founded M13 Partners, a diversified holding and branding development company, in 2016. He currently serves on the Board of Directors at KeVita (2010-present) and Force of Nature by Laird Hamilton (2014-present).

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Election of Board of Directors

The company’s Third Amended and Restated Articles of Incorporation (the “Restated Articles”) establish a Board of Directors of five members.

•	The holders of the Series A Preferred Stock, voting as a separate series and separate class, are entitled to elect one member, and remove that Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of the Series A Preferred Director. James Caccavo is the Series A Preferred Director.
•	The holders of Preferred Stock, voting as a separate class, are entitled to elect one member, and remove that Preferred Director and fill any vacancy caused by the resignation, death or removal of the Preferred Director. Kevin Park is the Preferred Director.
•	The holders of Class A Common Stock, voting as a separate class, are entitled to elect one member, and remove that Common Director and fill any vacancy caused by the resignation, death or removal of the Common Director. Matt Paulson is the Common Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is the Chief Executive Officer of the company. Removal of the CEO Director and any vacancy of the CEO Director position can only be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law. Ron Wilson is the CEO Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is not an officer or employee of the company. Removal of that Independent Director and any vacancy of the Independent Director position can only made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law. Darren Yager is the Independent Director.

Investor Rights Agreement

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock, including members of the board of directors and executive officers. Under the Investor Rights Agreement, the company grants the investors registration rights and grants “Major Investors”, defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the “Founders”). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Articles. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve to sell more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder (“Founder Stock”), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

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Compensation Of Directors And Executive Officers

For the fiscal year ended December 31, 2017, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
Ronald Wilson	CEO	$195,000	$21,426	$216,426(1)
Garrett Potter (2)	CFO	$190,102	$21,614	$211,716
Matthew Paulson	Co-Founder	$121,800	$14,929	$136,729

(1)	An additional $48,750 in compensation was deferred until such time as Ron Wilson is no longer employed by the company or payment is agreed upon by the board of directors
(2)	Garrett Potter left the company on December 8, 2017

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers. For the fiscal year ended December 31, 2017, the 3 non-executive directors received no compensation. However, previous grants of 25,000 stock options per director, with a strike price of $1.25 per option, vested in 2017. The vested options did not generate compensation.

Item 4. Security Ownership of Management and Certain Security holders

The following table sets out, as of December 31, 2017, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Class A Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Ron Wilson 930 Via Mil Cumbres, Unit 139 Solana Beach, CA 92075	Class A Common Stock	4,019,800	125,300	51.37%
Matt Paulson 95 South 280 East Orem, Utah 84058	Class A Common Stock	3,000,200	94,500	38.34%
All current officers and directors as a group (5 people)	Class A Common Stock	7,149,830	1,919,400	91.38%
James Caccavo 2081 Faraday Avenue Carlsbad, CA 92008	Preferred Stock	3,067,400(1)	N/A	24.73%
Steelpoint 2081 Faraday Avenue Carlsbad, CA 92008	Preferred Stock	3,067,400	N/A	24.73%
CircleUp Growth Capital Fund I, LLP 30 Maiden Lane, Floor 6 San Francisco, CA 94108	Preferred Stock	1,466,500	N/A	11.82%
All current officers and directors as a group (5 people)	Preferred Stock	3,977,400	N/A	32.07%

(1) All shares are owned by Steelpoint Co-Investment Fund (“Steelpoint”), a fund over which Mr. Caccavo exercises voting control.

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Item 5. Interest of Management and Others in Certain Transactions

The company has outstanding bridge notes extended to it by the CEO and a party related to one of its directors. See Item 2 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources  - Indebtedness." The company’s executive officers and directors, together with other shareholders, are parties to an Investor Rights Agreement, a Voting Agreement and a Right of First Refusal and Co-Sale Agreement. The terms of these agreements are set forth in Item 3 of this report.

Item 6. Other Information

None

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Item 7. Financial Statements

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

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HYLETE, INC.

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INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Hylete, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Hylete, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hylete, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

dbbmckennon

San Diego, CA

April 23, 2018

13

HYLETE, INC.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS

Current Assets:
Cash and cash equivalents	$616,262	$1,175,019
Accounts receivable	75,319	101,105
Inventory	2,225,136	1,523,943
Vendor deposits	10,095	177,304
Other current assets	94,316	56,735
Total current assets	3,021,128	3,034,106

Non-Current Assets:
Property & equipment, net	392,275	296,109
Intangible assets	114,977	99,271
Other non-current assets	–	11,350
Total non-current assets	507,252	406,730

TOTAL ASSETS	$3,528,380	$3,440,836

LIABILITIES & STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$915,733	$477,359
Accrued expenses	810,934	387,765
Bridge note, net of issuance costs	200,000	191,429
Capital lease obligations, current portion	21,510	19,689
Total current liabilities	1,948,177	1,076,242

Non-Current Liabilities:
Capital lease obligations, net of current	9,436	30,948
Loan payable, net of issuance costs	2,996,920	2,376,385
Preferred stock warrant liability	1,387,319	625,191
Total non-current liabilities	4,393,675	3,032,524

Total liabilities	6,341,852	4,108,766

Commitments and contingencies (Note 16)

Redeemable preferred stock:
Series A preferred stock, no par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $485,865)	472,524	426,556
Series A-1 preferred stock, no par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $2,702,621)	2,656,103	2,412,638
Series A-2 preferred stock, no par value, 6,383,620 total shares authorized, 4,721,500 issued and outstanding at December 31, 2017 and 2016 (liquidation preference of $3,124,894)	3,088,671	2,778,510
Total redeemable preferred stock	6,217,298	5,617,704

Stockholders' Deficit:
Class A Common Stock, no par value, 30,000,000 shares authorized, 7,824,600 issued and outstanding at December 31, 2017 and 2016	116,758	116,758
Class B Common Stock, no par value, 6,000,000 shares authorized, 1,297,042 issued and outstanding at December 31, 2017	1,071,044	–
Accumulated deficit	(10,218,572)	(6,402,392)
Total stockholders' deficit	(9,030,770)	(6,285,634)

TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$3,528,380	$3,440,836

See Accompanying Notes to Financial Statements.

14

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Net Sales	$8,773,025	$6,924,728

Cost of Sales	4,065,845	3,255,597

Gross Profit	4,707,180	3,669,131

Operating Expenses:
Selling and marketing	2,862,657	2,031,782
General and administrative	2,447,146	1,872,238
Shipping and distribution	1,236,572	1,107,462
Intangible asset impairment	–	166,632
Total Operating Expenses	6,546,375	5,178,114

Loss from Operations	(1,839,196)	(1,508,983)

Interest expense	1,393,777	584,818

Net Loss	$(3,232,973)	$(2,093,801)

Basic and diluted loss per common share	$(0.38)	$(0.27)
Weighted average shares - basic and diluted	8,556,634	7,824,600

See Accompanying Notes to Financial Statements.

15

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Class A Common Stock		Class B Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit

Balance as of December 31, 2015	7,824,600	$116,758	–	$–	$–	$(3,783,991)	(3,667,233)

Net Loss	–	–	–	–	–	(2,093,801)	(2,093,801)

Dividend accretion of Preferred Stock	–	–	–	–	(7,456)	(477,436)	(484,892)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,164)	(47,164)
Stock-based compensation	–	–	–	–	7,456	–	7,456

Balance as of December 31, 2016	7,824,600	116,758	–	–	–	(6,402,392)	(6,285,634)

Net Loss	–	–	–	–	–	(3,232,973)	(3,232,973)

Net proceeds from sale of common stock	–	–	1,297,042	1,071,044	–	–	1,071,044
Dividend accretion on preferred stock	–	–	–	–	(16,386)	(536,337)	(552,723)
Accretion to redemption price	–	–	–	–	–	(46,870)	(46,870)
Stock-based compensation	–	–	–	–	16,386	–	16,386

Balance as of December 31, 2017	7,824,600	$116,758	1,297,042	$1,071,044	$–	$(10,218,572)	$(9,030,770)

See Accompanying Notes to Financial Statements.

16

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,232,973)	$(2,093,801)
Adjustments:
Depreciation and amortization	195,358	163,737
Stock-based compensation	16,386	7,456
Impairment of intangible assets	–	166,632
Amortization of debt discounts	337,426	178,206
Change in fair market value of Series A-2 warrant liability	556,933	–
Changes in:
Accounts receivable	25,786	10,547
Inventory	(701,193)	985,421
Vendor deposits	167,209	(156,372)
Prepaid expenses	(37,581)	16,026
Accounts payable	436,500	(567,787)
Accrued expenses	423,169	73,567
Net Cash used in Operating Activities	(1,812,980)	(1,216,368)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(291,524)	(93,052)
Purchases of intangible assets	(15,706)	(79,685)
Other non-current assets	11,350	–
Net Cash used in Investing Activities	(295,880)	(172,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings/(payments) on line of credit	–	(959,096)
Net borrowings/(payments) on loan payable	498,750	2,876,799
Net borrowings/(payments) on capital leases	(19,691)	(15,196)
Financing costs related to bridge note	–	(10,000)
Net proceeds from sale of common stock	1,071,044	–
Net Cash provided by Financing Activities	1,550,103	1,892,507

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(558,757)	503,402

CASH AND CASH EQUIVALENTS, beginning of year	1,175,019	671,617

CASH AND CASH EQUIVALENTS, end of year	$616,262	$1,175,019

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$503,635	$334,906
Cash paid for income taxes	$800	$800

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

Conversion of debt and accrued interest to Series A-2 Preferred Stock	$–	$928,080
Issuance of Series A-2 Preferred Stock warrant liability	$205,195	$625,191
Accretion of Preferred Stock dividends	$552,723	$484,892
Accretion of Preferred Stock discount	$46,870	$47,164

See Accompanying Notes to Financial Statements.

17

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 1 – Nature of Business

Hylete, LLC (the “LLC”) was organized under the laws of the State of California on March 26, 2012. The LLC was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as select third party ecommerce retailers. The LLC was converted to a C-Corporation effective January 2015.

Hylete, Inc. (the “Company”) was organized under the laws of the State of California in January 2015, upon conversion from the LLC. There was no change in operations as a result of the conversion. The original members’ capital contributions were converted into preferred and common stock.

Note 2 – Summary of Significant Accounting Policies

Managements' plans - Since inception, the Company has relied upon debt and equity securities to fund shortfalls in operations. The Company expects to fund operations for the next year through cash flows generated by operations, increasing the existing credit facility by an additional $500,000, issuing up to $500,000 in additional notes payable, raising up to $6.25 million in issuing up to 5,000,000 additional Class B Common shares, and through the issuance of up to $5.0 million in Class A bonds. If management is unsuccessful in obtaining the additional capital, then, alternative measures may be necessary to preserve cash, such as delaying payables, reducing expenditures through renegotiation and possibly the reduction of workforce, etc.

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's preferred stock warrant liability is carried at fair value. The fair value of the Company’s preferred stock warrant liability has been measured under the Level 3 hierarchy (Note 8).

18

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of December 31, 2017 or December 31, 2016. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2017 and December 31, 2016, the Company wrote off approximately $3,100 and $5,000 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally two years.

Impairment of long-lived assets – The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Intangible assets – The Company records its tradename and costs associated with defending its tradename as intangible assets with an indefinite life. The Company accounts for these intangible assets in accordance with Financial Accounting Standards Board (“FASB”) ASC 350, Goodwill and Other Intangible Assets. Accordingly, intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds it fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. For the year ended December 31, 2016, the Company recognized an impairment of its legacy icon of approximately $167,000, which is presented within operating expenses on the statements of operations. For the year ended December 31, 2017, no impairments were recorded.

Accounting for preferred stock - ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

19

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 9).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Warrants to purchase preferred stock - The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 8 for additional information.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $84,500 and $61,000 recorded within accrued expenses as of December 31, 2017 and December 31, 2016, respectively. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2017, deferred revenue of $378,000 were present within accrued liabilities on the accompanying balance sheet. Of these amounts, $138,000 related to credits provided to equity investors in connection with their investments.

Cost of sales - Cost of sales consists primarily of inventory and warranty costs.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $608,000 and $481,000 for the years ended December 31, 2017 and December 31, 2016, respectively. Total shipping and handling costs included in operating expenses was approximately $734,000 and $668,000 for the years ended December 31, 2017 and December 31, 2016, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2017 and December 31, 2016 amounted to approximately $1,281,000 and $672,000, respectively, which is included in selling and marketing expense.

20

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Stock based compensation – The Company estimates the fair value of the stock warrants and options (Notes 11 and 12) using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Deferred offering costs - Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets (Note 15).

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2017 and December 31, 2016, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share - Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of December 31, 2017 and 2016, the effect of dilutive securities was anti-dilutive and thus is not included.

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until December 31, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

21

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on the financial statements.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2017	2016

Website development	$212,616	$224,925
Auto	105,772	105,772
Leasehold improvements	70,905	79,598
Office furniture, fixtures and equipment	53,157	53,157
App development	232,760	–
Production molds	61,800	–
Retail fixtures	–	36,452
Computer hardware and software	40,305	31,032
	$777,315	$530,936

Accumulated depreciation	(385,040)	(234,827)

	$392,275	$296,109

Depreciation and amortization expense related to property and equipment amounted to approximately $195,000 and $164,000 for the years ended December 31, 2017 and December 31, 2016, respectively.

Note 4 – Line of Credit

On December 23, 2015, the Company entered into a revolving line of credit agreement with a lender. The agreement allowed for a maximum availability of $1,500,000 and accrued interest annually at a rate equal to the Prime Rate plus 8.75%. Advances were calculated based on the amount of eligible inventory, as defined in the agreement, and collections were to be paid into a collection account at a financial institution to be selected by the lender. The agreement also contained certain financial and non-financial covenants and was secured by substantially all of the Company's assets. All principal and accrued interest was paid in full during the year ended December 31, 2016 and the line of credit agreement was terminated. In connection with the termination, the Company paid a termination fee of approximately $54,000.

Note 5 – Convertible Debt

As of December 31, 2015, the Company had an outstanding convertible note payable balance of approximately $882,000, net of debt issuance costs of approximately $20,000. The debt accrued interest at 5% per annum and matured in June 2016. The note had two conversion options, mandatory and optional. These options were to be at the discretion of the Company. Mandatory conversion would take place upon the closing of Qualified Financing (net proceeds of at least $2,000,000) that occurred before the maturity date. At that time, the note (including all principal and unpaid interest) would automatically be converted into the number of shares equal to the sum of the outstanding principal balance under the note plus accrued and unpaid interest computed as of the date of conversion, divided by the lesser of: (A) eighty percent (80%) of the price per share of the equity securities sold in the Qualified Financing (rounded to the nearest whole share), and (B) the value of a share of the Company’s equity securities on a fully diluted basis at a pre-money enterprise valuation of the Company of $15,000,000. A beneficial conversion feature was not recorded upon issuance.

22

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Under the optional conversion, the debt would be converted into the number of shares by taking the total amount of all unpaid principal and interest and divided by the same price per share as the Company’s last round of financing. Under the optional conversion method in June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock. The conversion price was that which had been paid by other Series A-2 shareholders.

Note 6 – Bridge Note Payable

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. All other terms remain unchanged.

Note 7 – Loan Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000 raising the maximum to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2017 and December 31, 2016 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of December 31, 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 216,779 and 1,249,500 Series A-2 Preferred Stock warrants to the lender during the years ended December 31, 2017 and December 31, 2016 (Note 11). As of December 31, 2017 and December 31, 2016, the Company had outstanding borrowings of $3,675,000 and $3,150,000, respectively. As of December 31, 2017, the Company had borrowings of $475,000 available.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2017 and December 31, 2016, the Company recorded debt discounts of approximately $26,000 and $273,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $205,000 and $625,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2017 and December 31, 2016, discounts of approximately $328,000 and $125,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt, which is as follows:

Year Ending December 31,

2018	$427,724
2019	248,356

$676,080

23

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 8 – Preferred Stock Warrant Liability

During the years ended December 31, 2017 and December 31, 2016, the Company issued Series A-2 Preferred Stock warrants in conjunction with a debt agreement (Notes 7 and 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The fair value of the preferred stock warrant liability was approximately $1,387,000 and $625,000, as of December 31, 2017 and December 31, 2016, respectively.

The following table presents the financial instruments measured in the accompanying balance sheet at fair value, on a recurring basis, as of December 31, 2017, for each of the three levels of hierarchy established by ASC 820:

Fair Value of Significant
Unobservable Inputs
Year Ending December 31,	Fair Value

Outstanding as December 31, 2016	$625,191

2017 Warrants Granted	205,195
Change in fair value of Series A-2	556,933

Outstanding as December 31, 2017	$1,387,319

Note 9 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 units of Series A Preferred Stock and 5,970,300 units of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 units of Series A-2 Preferred Stock (Note 5).

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

24

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the years ended December 31, 2017 and December 31, 2016, the Company recorded accretion of $552,723 and $484,892, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights – The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights – If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag-Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

During the years ended December 31, 2017 and December 31, 2016, the Company amortized discounts on preferred stock to accumulated deficit of $46,870 and $47,163, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2017, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2018	$47,344
2019	47,344
2020	2,160
$96,848

25

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

As of December 31, 2017, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series A	$567,923
Series A-1	3,162,036
Series A-2	3,730,804
$7,460,763

The amounts above include the accretion of the discount on preferred stock to the redemption amount as well as the future expected dividends to be recorded through the earliest redemption date of January 13, 2020.

Note 10 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6 million shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 under Regulation Crowdfunding and Regulation A offerings.

Note 11 – Stock Warrants

On July 29, 2016, August 3, 2016 and August 16, 2016, the Company issued 838,600; 112,000; and 298,900 Series A-2 Preferred Stock warrants, respectively, in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock warrant on the date of grant and at December 31, 2017 using the following assumptions for the years ended December 31,

	2017	2016
Expected life of warrants	3	3
Expected stock price volatility	40.00%	42.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.86%	0.79%-0.86%

The following table summarizes warrant activity:

	Number of	Weighted Avg	Weighted Avg
	Warrants	Exercise Price	Remaining Years

Outstanding as December 31, 2015	1,128,400	$0.34	8.15

Granted	1,249,500	0.01

Outstanding as December 31, 2016	2,377,900	0.17

Granted	216,779	0.01

Outstanding as December 31, 2017	2,594,679	$0.16	8.47

26

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2017 was approximately $1,387,319, which has been recorded as a liability as of December 31, 2017 (Note 8).

Note 12– Stock Option Plan

The Company’s Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2017 and December 31, 2016, there were 481,430 and 662,900 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

On October 13, 2016, the Company awarded 590,800 non-qualified stock options under the Incentive Plan. These non-qualified stock options are 100% vested upon the grant date.

During 2017, the Company issued 248,000 options to the board of directors and consultants which have various vesting terms.

The Company calculated the estimated fair value of each stock option on the date of grant using the following assumptions for the years ended December 31,

	2017	2016
Expected life of options	3	3
Expected stock price volatility	40.00%	42.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.86%	0.79%-0.86%

The following table summarized option activity:

	Number of	Weighted Avg	Weighted Avg
	Options	Exercise Price	Remaining Years

Outstanding as December 31, 2015	1,155,000	$0.33	8.17

Forfeited	(19,600)	0.51
Granted	590,800	0.02

Outstanding as December 31, 2016	1,726,200	0.22

Forfeited	(66,530)	0.02
Granted	248,000	1.13

Outstanding as December 31, 2017	1,907,670	$0.35	8.05

During the years ended December 31, 2017 and December 31, 2016, the Company recognized approximately $16,000 and $7,000, respectively, of stock compensation expense related to stock options.

As of December 31, 2017, total unrecognized stock-based compensation cost related to unvested stock options was approximately $15,200, which is expected to be recognized during 2018 and 2019.

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HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 13 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $53,000 and $42,000 to the Plan during the years ended December 31, 2017 and December 31, 2016, respectively.

Note 14 – Major Suppliers and Customers

For the year ended December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable, was due to these suppliers. For the year ended December 31, 2016, purchases from three suppliers represented approximately 45% of total vendor purchases. As of December 31, 2016, approximately $229,000 or 48% of accounts payable, was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 15 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company’s net deferred tax assets at December 31, 2017 and December 31, 2016 is approximately $2,176,000 and $1,777,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2017 and December 31, 2016, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2017 and December 31, 2016, the Company valuation allowance increased by approximately $399,000 and $896,000, respectively.

At December 31, 2017, the Company had federal net operating loss carry forwards of approximately $6,717,000, and state net operating loss carry forwards of $6,605,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

28

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Based on the Company’s historical financial performance in the U.S., at December 31, 2017, the Company has a significant net deferred tax asset position due to a significant net operating loss. As such, with the Act's reduction of the corporate tax rate from 35% to 21%, the Company remeasured its net deferred tax assets and liabilities at the lower corporate rate of 21% and recognized a reduction in its net deferred taxes of approximately $478,000 for which a full valuation allowance was present.

Note 16 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the years ended December 31, 2017 and December 31, 2016 was approximately $125,000 and $147,000, respectively. In February 2018, the lease was renewed through March 31, 2019.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988, and have imputed interest rates ranging from 7.99% to 9.79%, and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of December 31, 2017 and December 31, 2016, the balance outstanding was $30,946 and $50,637, respectively.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2017 and December 31, 2016. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board (“TTAB”) determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. The company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer’s answer to the Company’s brief. Company anticipates a ruling on this matter in 2018.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the Company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. The Company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all of our litigation costs.

29

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The Company’s motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December 2018; unless the case is resolved through motions or settlement prior to such time. As of the date of these financial statements, discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the amount of any potential loss. Accordingly, no liability has been recorded related to this case.

Note 17 – Subsequent Events

The Company has evaluated subsequent events through April 23, 2018, which is the date the financial statements were available to be issued.

On February 24, 2018, the Company extended the lease term for its office facility to March 31, 2019.

On March 28, 2018, the Company extended its existing senior credit facility by $500,000 under principally the same terms and conditions of the initial agreement. In addition, the holder is to receive additional Series A-2 warrants. The balance of the senior credit facility as of April 23, 2018 was $4,275,000.

Subsequent to December 31, 2017, the Company sold approximately 547,190 shares of Class B common stock for net proceeds of approximately $649,788 under a Regulation A offering.

In March 2018, the Company filed a preliminary offering circular for issuances of up to $5,000,000 of Class A Bonds.

In April 2018, the Company’s CEO loaned the Company $100,000 in the form of a promissory note. The note accrues interest at 1.5% per month and matures in April 2020.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Third Amended and Restated Articles of Incorporation, as amended (1)
2.2	Bylaws (2)
3.2	Investor Rights Agreement dated as of July 16, 2015 (3)
3.3	Voting Agreement dated as of July 16, 2015 (4)
3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (5)
4	Form of Subscription Agreement (6)
6.1	First Amended and Restated Senior Credit Agreement dated July 28, 2017 between Hylete, Inc., certain stockholders of Hylete, Inc., Black Oak-Hylete-Senior-Debt, LLC and bocm3-Hylete-Senior Debt, LLC. (7)
6.2	Amendment No. 1 to First Amended and Restated Senior Credit Agreement, dated March 28, 2018, among Hylete, Inc., Black Oak-Hylete-Senior Debt, LLC, bocm3-Hylete-Senior-Debt, LLC and Black Oak-Hylete-Senior Debt 2, LLC
6.3	Master Services Agreement with WealthForge Securities, LLC (8)
6.4	Promissory Note – Bridge Note, dated August 19, 2015, of Hylete, Inc., as Maker, to Bypass Trust Share of Chung Family Trust, as Payee, as amended (9)
6.5	Employment Agreement dated July 29, 2016 between HYLETE and Ronald Wilson (10)
6.6	Employment Agreement dated July 29, 2016 between HYLETE and Matthew Paulson (11)
6.7	HYLETE 2015 Equity Incentive Plan (12)
6.8	Lease between Solana Partners, L.P. and Hylete, Inc., dated March 21, 2013, as amended on March 1, 2017, as amended on February 24, 2018
6.9	Promissory Note - Bridge Note, dated April 6, 2018, of Hylete, Inc., as Maker, to Ronald Wilson, as Payee
8	Form of Escrow Agreement (13)

(1) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0201.htm

(2) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736 ) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0202.htm

(3) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0301.htm

(4) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0302.htm

(5) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0303.htm

(6) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex04.htm

(7) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0601.htm

(8) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0602.htm

(9) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0603.htm

(10) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0604.htm

(11) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0605.htm

(12) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0607.htm

(13) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002684/hylete_1aa3-ex08.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Solana Beach, California, on April 23, 2018.

HYLETE, Inc.

/s/ Ronald Wilson
By Ronald Wilson, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ronald Wilson

By Ronald Wilson, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 23, 2018

/s/ Matthew Paulson

Matthew Paulson, Director

Date:        April 23, 2018

/s/ James Caccavo

James Caccavo, Director

Date:        April 23, 2018

/s/ Kevin Park

Kevin Park, Director

Date:        April 23, 2018

/s/ Darren Yager

Darren Yager, Director

Date:       April 23, 2018

32